EXHIBIT 3.66

ARTICLES OF INCORPORATION

OF

SEALY REAL ESTATE, INC.

The undersigned hereby submits these Articles of Incorporation for the purpose of forming a business corporation under and by virtue of the laws of the State of North Carolina.

I.

The name of the corporation is Sealy Real Estate, Inc.

II.

The corporation shall have authority to issue one thousand (1,000) shares of Common Stock.

III.

The address of the initial registered office of the corporation in the State of North Carolina is One Office Parkway, Trinity, North Carolina, 27370; and the name of its initial registered agent at such address is Kenneth L. Walker (Randolph County).

IV.

To the full extent from time to time permitted by law, no person who is serving or who has served as a director of the corporation shall be personally liable in any action for monetary damages for breach of his or her duty as a director, whether such action is brought by or in the right of the corporation or otherwise. Neither the amendment or repeal of this Article, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the protection afforded by this Article to a director of the corporation with respect to any matter which occurred, or any cause of action, suit or claim which but for this Article would have accrued or risen, prior to such amendment, repeal or adoption.

V.

The name and address of the incorporator are as follows:

Name	Address
Kathleen G. Conti	P.O. Box 831 Raleigh, N.C. 27602

This the 20th day of May, 1999.

/s/ Kathleen G. Conti	(SEAL)
Kathleen G. Conti, Incorporator

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